# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vicore Pharma Holding AB, CIK 0002124403
CUSIP: 92581R104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Kornhamnstorg 53, Stockholm, Sweden (V7), SE-111 27
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001232258

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 22,505,819; shared voting power 0; sole dispositive power 22,505,819; shared dispositive power 0; aggregate amount beneficially owned 22,505,819 (8% of the class)
  Comment: Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

## Item 1. Issuer
Name of issuer: Vicore Pharma Holding AB
Address of issuer's principal executive offices: Kornhamnstorg 53, SE-111 27, Stockholm, Sweden

## Item 2. Person Filing
Name of person filing: HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands
Citizenship: Cayman Islands, British West Indies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The CUSIP provided in this statement is the CUSIP for the Issuer's American Depositary Shares ("ADSs"). Each one ADS represents ten (10) Common shares, no par value, of the Issuer ("Common Shares"). The ADSs are not deemed a separate class of securities for purposes of calculating beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, the Reporting Person's beneficial ownership is reported in this Schedule 13G in terms of Common Shares, not ADSs. However, the CUSIP provided in this statement is the CUSIP for the Issuer's ADSs because there is no CUSIP number assigned to the Common Shares.

As of June 30, 2026, the Reporting Person may have been deemed the beneficial owner of 22,687,752 Common Shares.

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 22,505,819 Common Shares.
Percent of class:
As of June 30, 2026, the Reporting Person may have been deemed the beneficial owner of approximately 8.1% of the Common Shares outstanding, based on 281,525,593 Common Shares outstanding as of June 30, 2026, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on August 21, 2026.

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 8% of the Common Shares outstanding. The percentage set forth herein is calculated based on 281,644,509 Common Shares outstanding as of September 30, 2026, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2026.
Sole power to vote or to direct the vote: 22,505,819
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,505,819
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (10/13/2026)